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                      TEXT OF THE REORGANIZATION AGREEMENT

                              WAS PREVIOUSLY FILED
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                             Exhibit 9.1 (c)(ii)
                                                               Draft 21 May 1997

                       [On Freshfields' headed notepaper]

                                 PROJECT MERCURY


Strictly private & confidential                                    0171 B32 7031

FAO: General Counsel                                                      F1/MJH
Daka International, Inc.
One Corporate Place
55 Ferncroft Road
Danvers, MA  01923-4001

                                  June __, 1997


Dear Sir:

         COMPASS GROUP PLC:  ACQUISITION BY MERGER OF DAKA INTERNATIONAL INC.

INTRODUCTION

         1. We have acted as advisers as to English law to Compass Group PLC ("Compass") in relation to certain aspects of the Agreement and Plan of Merger (the "Agreement") dated as of [________] May 1997 made by and among Daka International, Inc. ("International"), Compass Holdings, Inc. ("Compass Holdings"), Compass Interim, Inc. ("Compass Interim") and Compass pursuant to which, we understand, Compass Holdings shall offer to purchase for cash any and all of the common stock, par value $.01 per share, of International (the "Offer") following which, upon successful completion of the Offer, and following the Contribution and Distribution, Compass Interim will merge with and into International and then such common stock of International shall be cancelled and retired. This opinion is furnished to you at the request of Compass pursuant to
Section 9.1(c) of the Reorganization Agreement (referred to at paragraph 2.(c) below). Terms defined in the Agreement are incorporated herein by reference.

         2. In connection with the above-mentioned transaction, we have examined facsimile copies of the following documents:

                  (a)      the executed Agreement dated [__] May 1997;




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                  (b)      the executed Post-Closing Covenants Agreement dated
                           [__] May 1997 by and among International, Daka, Inc. ("Daka"), New International, Inc. ("New International"), Champps Entertainment, Inc. ("Champps), Fuddruckers, Inc. ("Fuddruckers"), Compass Holdings and Compass (the "Post-Closing Covenants Agreement");

                  (c) the executed Reorganization Agreement dated [__] May 1997 by and among International, Daka, New International, Compass-Holdings and Compass (the "Reorganization Agreement");

                  (d) the executed Tax Allocation Agreement dated [__] May 1997 by and among International, New International and Compass (the "Tax Allocation Agreement");

                  (e) a copy of the Certificate of the Company Secretary of Compass dated [_______] 1997 having attached thereto minutes of a meeting of the Board of Directors of Compass held on [_________] 1997 authorizing the entry into and execution of the Agreement, the Post-Closing Covenants Agreement, the Reorganization Agreement, the Tax Allocation Agreement and certain other documents referred to in such minutes (the "Secretary's Certificate");

                  (f) a copy of the Certificate of Incorporation on re-registration of Compass as a public company dated 15 November 1988 referred to in the Secretary's Certificate;

                  (g) a copy of the Memorandum and Articles of Association of Compass dated as at 31 January 1997 referred to in the Secretary's Certificate;

         and relied upon the statements as to factual matters contained in or made pursuant to each of the above-mentioned documents.

         3. This opinion is confined to matters of English law. Accordingly, we express no opinion herein with regard to any system of law other than the laws of England as currently applied by the English courts. In particular, we express no opinion on European Community law as it affects any jurisdiction other than England. Statements relating to United Kingdom taxation are based on the laws of England as currently applied by the English courts and on generally published practice of the Inland Revenue and H.M. Customs and Excise applying as at the date of this opinion. This opinion is to be governed by and construed in accordance with English law as at the date of this opinion. To the extent that the laws of any State of the United States of America or U.S. federal laws may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws including the matters contained in the opinion of today's date addressed to you by Smith Helms Mulliss & Moore, L.L.P. We express no views on the validity of the matters set out in such opinion.

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ASSUMPTIONS

         4. In considering the above documents and in rendering this opinion we have with your consent and without any further enquiry assumed:

                  (a) the genuineness of all signatures on, and the authenticity and completeness of, all documents submitted to us whether as originals or copies (facsimile or otherwise);

                  (b) the conformity to originals of all documents supplied to us as photocopies or facsimile copies;

                  (c) that, where a document has been examined by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen;

                  (d) that each of the statements contained in the Secretary's Certificate is true and correct as at the date hereof;

                  (e) that each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement has been duly authorized, executed and delivered by each of the parties thereto in accordance with all applicable laws (other than, in the case of Compass, the laws of England);

                  (f) that each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement constitutes legal, valid and binding obligations of each of the parties thereto enforceable in accordance with its terms under all applicable laws including the laws of the State of Delaware by which each the Agreement, the Post Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement is expressed to be governed (other than, in the case of Compass, the laws of England) and that satisfactory evidence of the laws of the State of Delaware which is required to be pleaded and proved as a fact in any proceedings before the English courts could be so pleaded and proved;

                  (g) that each of the Agreement, the Post Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement has been delivered by Compass and is not subject to any escrow or other similar arrangement.

                  (h) that each of the Agreement, the Post Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement has been

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                           entered into for bona fide commercial reasons and on
                           arms length terms by each of the parties thereto;

                  (i) that the directors of Compass in authorizing execution of the Agreement, the Post Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement have exercised their powers in accordance with their duties under all applicable laws and the Memorandum and Articles of Association of Compass; and

                  (j) that the information revealed by our search of the public microfiches of Compass kept at the Companies Registration Office in London referred to in paragraph 5(a)(i) below and our oral inquiry today of the Central Registry of Winding up Petitions referred to in paragraph 5(a)(ii) below was accurate in all respects and has not since the time of such search or inquiry been altered.

OPINION

         5. On the basis of, and subject to, the foregoing and the matters set out in paragraph 6 below and any matters not disclosed to us, and having regard to such considerations of English law in force as at the date of this letter as we consider relevant, we are of the opinion that:

                  (a) Compass has been duly incorporated in Great Britain and registered in England and Wales with limited liability as a public company and:

                           (i) our search today of the public microfiche of Compass kept at the Companies Registration Office in London revealed no order or resolution for the winding up of Compass and no notice of appointment in respect of Compass of a liquidator, receiver, administrative receiver or administrator; and

                           (ii) the Central Registry of Winding up Petitions has confirmed in respect to our oral inquiry today that no petition for the winding up of Compass has been presented within the period of six months covered by such inquiry.

                  (b) Compass has the requisite corporate power to enter into each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement and to perform its obligations thereunder;

                  (c) the execution and delivery of each of the Agreement, the Post Closing Covenants Agreement, the Tax Allocation Agreement and the

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                           Reorganization Agreement has been duly authorized by
                           all necessary corporate action on the part of Compass, and each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement has been duly executed and delivered by Compass which execution and delivery do not and will not result in any violation by Compass of any terms of its Memorandum or Articles of Association or of any law or regulation having the force of law in England and applicable to Company;

                  (d) the obligations of Compass under each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement will be recognized by, and enforceable in, the English courts;

                  (e) no consents, licenses, approvals or authorizations of any governmental or other authority or agency in the United Kingdom are required by law in connection with the execution, delivery and performance of each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement by Compass; and

                  (f) no filing or registration of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement or the Reorganization Agreement is necessary under English law.

QUALIFICATIONS

         6.       Our opinion is subject to the following qualifications:

                  (a) the search at the Companies Registration Office referred to in paragraph 5(a)(i) above is not conclusively capable of revealing whether or not:

                           (i) a winding up order has been made or a resolution passed for the winding up of a company; or

                           (ii)     an administration order has been made; or

                           (iii) a receiver, administrative receiver, administrator or liquidator has been appointed,

                  as notice of these matters may not be filed with the Registrar of Companies immediately and, when filed, may not be entered on the public microfiche of the relevant company immediately. In addition, the search is not capable of

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                  revealing, prior to the making of the relevant order, whether or not a winding up petition for an administration order has been presented;

                  (b) the inquiries at the Central Registry of Winding up Petitions referred to in paragraph 5(a)(ii) above relate only to a compulsory winding up and is not conclusively capable of revealing whether or not a winding up petition in respect of a compulsory winding up has been presented since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an inquiry only relates to the period of six months prior to the date when the inquiry was made;

                  (c) the choice of the laws of the State of Delaware to govern each of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement and the Reorganization Agreement would not be recognized or upheld if there were reasons for avoiding the choice of law on the grounds that its application would be manifestly incompatible with public policy. The choice of the laws of the State of Delaware would not be upheld, for example, if it was made with the intention of evading the law of the jurisdiction with which the contract had its most substantial connection and which, in the absence of laws of the State of Delaware, would have invalidated the contract or been inconsistent therewith;

                  (d) English courts can give judgments in currencies other than sterling if, subject to the terms of the contract, it is the currency which most fairly expresses the plaintiff's loss but such judgments may be required to be converted into sterling for enforcement purposes.

                  (e) an English court has power to stay an action where it is shown that there is some other forum, having competent jurisdiction, which is more appropriate for the trial of the action, that is in which the case can be tried more suitably for the interest of all the parties and the ends of justice, and where staying the action is not inconsistent with the EEC Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters of 1968 (as amended) and subordinate legislation made thereunder or with the Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters of 1988 as applied by virtue of the Civil Jurisdiction and Judgments Act of 1991;

                  (f) under the rules of procedure applicable, an English court may, at its discretion, order a plaintiff in an action, being a party who is not

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                           ordinarily resident in some part of the United
                           Kingdom, to provide security for costs;

                  (g) an English court may refuse to give effect to any provision in an agreement (i) for the payment of expenses in respect of the costs of enforcement (accrual or contemplate) or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs or (ii) which would involve the enforcement of foreign revenue or penal laws or (iii) which would be inconsistent with English public policy;

                  (h) a judgment rendered by a court of a foreign country has no direct operation in England but may be enforceable by action, counterclaim or registration (where applicable) or be recognized by the English courts as a defense to an action or as conclusive of an issue in an action. A judgment rendered by a court of a foreign country would not be recognized or enforced by the English courts:

                           (i) unless the foreign court was duly invested with jurisdiction under all applicable foreign laws and had jurisdiction under English conflict of laws rules; or

                           (ii) if it was not final and conclusive in the court which rendered it under all applicable foreign laws (provided that it may be final and conclusive, though subject to an appeal and an appeal against it is actually pending in the foreign country where it was given); or

                           (iii) if it was not for a debt or a definite sum of money (not being of a revenue or penal nature); or

                           (iv) if the matter had previously been determined by an English court; or

                           (v) without a retrial or re-examination if such judgment was obtained by fraud or in a manner opposed to a natural justice; or

                           (vi) if the recognition or enforcement thereof were contrary to public policy or to Section 5 of the Protection of Trading Interests Act 1980; or

                           (vii) if the enforcement thereof would involve the enforcement of foreign revenue or penal or other public laws; or


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                           (viii)   if the recognition or enforcement thereof
                                    were contrary to the Administration of
                                    Justice Act 1920 or the Foreign Judgments
                                    (Reciprocal Enforcements) Act 1933 or the
                                    EEC Convention on Jurisdiction and the
                                    Enforcement of Judgments in Civil and
                                    Commercial Matters of 1968 (as amended) or the Civil Jurisdiction and Judgments Act 1982 (as amended) or subordinate legislation made thereunder or the Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Masters of 1988 or the civil Jurisdiction and Judgments Act 1991, to the extent applicable.

                  (i) an English court may not hold an agreement to be effective or to have priority from a certain date merely by reason of the agreement being stated to be dated as of that date;

                  (j) the term "enforceable" as used in this opinion means that the obligations assumed by the relevant party under the relevant document are of the type which the English courts enforce. This opinion is not to be taken to imply that any obligation would necessarily be capable of enforcement in all circumstances in accordance with its terms. In particular:

                           (i) an English court will not necessarily grant any remedy the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court. In particular, orders for specific performance and injunctions are, in general, discretionary remedies under English law and specific performance is not available where damages are considered by the court to be an adequate alternative remedy;

                           (ii)     claims may become barred under the
                                    Limitation Act of 1980 or the Foreign
                                    Limitation Periods Act of 1984 or may be or become subject to the defense of set-off or to counterclaim;

                           (iii) where obligations are to be performed in a jurisdiction outside England, they may not be enforceable in England to the extent that performance would be illegal under the laws, or contrary to the exchange control regulations, of the other jurisdiction; and

                           (iv) the enforcement of obligations may be limited by the provisions of English law applicable to agreements held to have been frustrated by events happening after their execution;


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                  (k)      this opinion is subject to all applicable laws
                           relating to insolvency, bankruptcy, administration, reorganization, liquidation or analogous circumstances.

OBSERVATIONS

         7.       We should also like to make the following observations:

                  (a) we have not been involved in the detailed preparation of the Agreement, the Post-Closing Covenants Agreement, the Tax Allocation Agreement or the Reorganization Agreement and have reviewed each of those documents only for the limited purpose of giving this opinion in relation to the points set out at paragraph 5 above of this opinion. Accordingly, we express no view as to the suitability of the Agreement, the Post-Closing Covenants Agreements, the Tax Allocation Agreement or the Reorganization Agreement or any of their respective provisions or general compliance with market practice or any commercial aspects of these documents; and

                  (b) we have not considered the particular circumstances of International nor the effect of any such particular circumstances on the Post-Closing Covenants Agreement, the Tax Allocation Agreement or the Reorganization Agreement or the effect of the transaction contemplated by any document referred to herein on any such particular circumstances.

BENEFIT OF OPINION

         8. This opinion is addressed to you solely for your own benefit in relation to Compass in connection with Compass causing Compass Holdings to acquire International (by the merger of International with and into Compass Interim) and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person (except that you may disclose a copy to your bank examiners, auditors and counsel) or used or relied upon by you for any other purpose.


                                             Yours faithfully,



                                             Freshfields



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                                EXHIBIT 9.1(c)(i)

            FORM OF SMITH HELMS MULLISS & MOORE, L.L.P. LEGAL OPINION

Smith Helms Mulliss & Moore, L.L.P. shall deliver an opinion as to the following matters:

         1. Each of Compass Holdings and Compass Interim is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease and operate its properties and all requisite corporate power to conduct its business as it is now being conducted and to execute and deliver the Merger Agreement and to perform all of its obligations thereunder. Each of Compass Holdings and Compass Interim is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a material adverse effect on Compass and its subsidiaries, taken as a whole.

         2. Each of the Transaction Documents constitutes the legal, valid and binding agreement or obligation of each of Compass Holdings and Compass Interim, enforceable against each of them in accordance with its terms, subject as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect, to the application of principles of public policy and to equitable principles that may limit the right to specific enforcement of remedies.

         3. The execution, delivery and performance of the Transaction Documents by Compass, Compass Holdings and Compass Interim, as applicable, and the consummation by them of the transactions contemplated thereby does not (i) to our knowledge, violate any Delaware statute or federal statute applicable to Compass, Compass Holdings or Compass Interim, or any material order, writ, injunction, judgment or decree of any United States or Delaware court, administrative agency or governmental authority applicable to Compass, Compass Holdings or Compass Interim, (ii) violate the Certificate of Incorporation of Bylaws of Compass Holdings or Compass Interim, or (iii) to our knowledge, require any consent or approval by, notice to or registration with any Governmental Entity the failure to obtain or make which would materially and adversely affect the ability of Compass, Compass Holdings or Compass Interim to fulfill their respective obligations under the Transaction Documents, as applicable, other than the appropriate filings pursuant to the Exchange Act, the HSR Act and the Exon-Florio Amendment and the expiration of the applicable waiting periods thereunder.

         4. To our knowledge, there is no litigation pending or threatened against Compass, Compass Holdings or Compass Interim seeking to enjoin the transactions described in Transaction Documents, or which, if decided adversely, would materially impair the ability of Compass, Compass Holdings or Compass Interim to fulfill its respective obligations under the Transaction Documents.




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         Smith Helms Mulliss & Moore, L.L.P. may include in its opinion such conditions and qualifications as are customary for similar transactions. For purposes hereof, "Knowledge" shall mean the actual knowledge of the lawyers involved in this transaction without any investigation by them.